

Mail Stop 3030

June 8, 2018

Via E-mail
Sri Kosaraju
Chief Financial Officer
Penumbra, Inc.
One Penumbra Place
Alameda, CA 94502

> **Re: Penumbra, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed May 8, 2018**
> **File No. 001-37557**

Dear Mr. Kosaraju:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 8. Financial Statements and Supplementary Data

Note 3. Investments and Fair Value of Financial Instruments

Non-Marketable Equity Investments, page 72

1.   Please tell us how you considered the provisions of Rule 3-09 of Regulation S-X in your determination not to include additional financial statements for your equity method investee MVI Health, Inc. that you formed during fiscal 2017. In your response, please provide us with your calculations of the significance for this equity method investee.

Fair Value of Financial Instruments, page 73

2.   With respect to the contingent consideration recorded for the Crossmed acquisition and the technology licensing agreement disclosed on page 74, in future filings please revise this note to also disclose quantitative information about the significant unobservable inputs underlying the level 3 fair value measurements. Refer to ASC 820-10-50-2bbb.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Exhibits 31.1 and 31.2

3.   We note the certifications provided do not include the introductory language in paragraph 4 referring to internal control over financial reporting although you are now beyond the transition period that allows for these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Dan Morris, Senior Attorney, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery